Mail Stop 3010

January 21, 2010

<u>Via U.S. Mail and Fax (704) 940-2957</u>
Mr. Charles M. Handy
Chief Financial Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, N.C. 28209

> RE: **Cogdell Spencer Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the period ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-32649**

Dear Mr. Handy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief